

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2012

Via E- mail
Michael A. George
President and Chief Executive Officer
QVC, Inc.
1200 Wilson Drive
West Chester, Pennsylvania 19380

      Re: QVC, Inc.
              Registration Statement on Form S-4
              Filed October 19, 2012
              File No. 333-184501

Dear Mr. George:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update your interim financial statements to comply with Rule 3-12 of Regulation S-X.

2. We note that you are registering 5.125% Senior Notes due in 2022 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

3. Please revise to update the information, such as the number of your employees and executive officer information, throughout your filing as of a more recent practicable date.

Prospectus Cover Page

4. Please revise your prospectus cover page to disclose to following:

- Broker-dealers who receive exchange notes pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of such exchange notes; and

- Broker-dealers who acquired the original notes as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the exchange notes.

Your disclosure in the last paragraph on page i is insufficient in this regard.

Table of contents, page i

5. Please revise the table of contents to include page references for Management's Discussion and Analysis for June 30, 2012 and December 31, 2011.

6. Please re-locate the dealer prospectus delivery obligation to the outside back cover page of the prospectus. Please see Item 502(b) of Regulation S-K.

Industry and market data, page iv

7. We note your statement regarding the market and industry data in your prospectus that "we cannot assure [investors] of the accuracy and completeness of the data." Please delete this language to eliminate the implication that you are not responsible for the accuracy of the information you elect to include in your prospectus.

Prospectus summary, page 1

Liberty relationship, page 2

8. Please revise this section to clearly state the total dividends paid to Liberty during the nine months ended September 30, 2012 and the last three fiscal years.

9. Please revise this section to describe in more detail the risks to noteholders associated with your relationship with Liberty. For example, please revise this section to disclose the following:

- your sole shareholder and director is Liberty QVC Holdings, LLC which is also an indirect wholly owned subsidiary of Liberty and that, as a result, Liberty controls all aspects of your management, including the approval of significant corporate transactions such as a change of control;

- Liberty could cause you to enter into transactions or agreements of which the noteholders might not approve or make decisions with which the noteholders may disagree;

- Liberty's dependence on your cash flow for servicing its debt and other purposes outlined in the last risk factor on page 25; and

- your CEO was an NEO and is a current director of Liberty.

The exchange offer, page 4

Expiration date, page 4

10. As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

11. Please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Procedures for tendering original notes, page 5

12. Please modify the first bullet point in this section, and elsewhere such as on page 47, to state that the exchange notes are being acquired in the ordinary course of business of both the holder and any beneficial owner.

Risk factors, page 16

Risks related to our business, page 16

13. Given your operations in Germany and Italy as well as your global e-commerce operations, please enhance your disclosure to discuss the current weakening of the European economy and its potential impact on your financial condition. Your disclosure in the first risk factor on pages 16 and 22 is insufficient in this regard.

Risks relating the collateral, page 34

There could be circumstances in which certain guarantees are released automatically, without your consent or the consent of the trustee, page 36

14. We note your disclosure in Note (13) on page F-27 and in Note (19) on page F-80 that the guarantees are "full and unconditional." With a view to understanding how the guarantees satisfy the requirements of Item 3-10 of Regulation S-X and, specifically, how such guarantees constitute "full and unconditional" guarantees, please provide us with your analysis regarding the release of a subsidiary guarantor as you describe in the last sentence of this risk factor. In this regard, we note Sections 5.01 and 10.04 in the Indenture filed as Exhibit 4.1 as well as your disclosure describing these provisions on pages 98-99 and 115-17. We refer you to Sections 2510.4 and 2510.5 of the Financial Reporting Manual located at our web-site www.sec.gov for additional guidance.

The exchange offer, page 40

Terms of the exchange offer, page 43

15. Please revise the last sentence of the fourth paragraph on page 44 to state the issuer will issue the new notes promptly after expiration rather than after acceptance. Please see Exchange Act Rule 14e-1(c).

Business, page 53

16. Please revise this section to provide the information required by Item 101(a), (b) and (d) of Regulation S-K.

Merchandise, page 56

17. Please revise the second paragraph of this section to include the percentage of consolidated gross revenue contributed by your home, accessories, apparel and jewelry products for the year ended December 31, 2009. Please see Item 101(c)(1)(i) of Regulation S-K.

Distribution, page 57

18. We note the last sentence of the first paragraph in this section. To the extent material, please enhance your disclosure in the first risk factor on page 19 to discuss any material risks associated with some of your transponder service agreements expiring in 2012 and 2013.

Competition, page 59

19. We note your statement that HSN is one of your two closest competitors. In an appropriate place in your filing, please revise to acknowledge and discuss any potential conflicts of interest that may occur given that Liberty holds an ownership interest in HSN, Inc.

Intellectual property, page 62

20. We note the last risk factor on page 21. Please provide the information required by Item 101(c)(1)(iv) of Regulation S-K or tell us why you believe this is unnecessary.

Management and corporate governance, page 63

21. Please revise to provide the information required by Item 403 of Regulation S-K or tell us where this disclosure is located. Please see Item 19(b) and (a)(5) of Form S-4.

Executive compensation, page 66

22. Please file each of your employment agreements with your NEOs as an exhibit to this registration statement. Please see Item 601(b)(10) of Regulation S-K.

Compensation discussion and analysis, page 66

23. We note your statement on page 67 that you "target median levels of compensation." We further note your disclosure on page 68 that "[i]n designing the compensation packages for [y]our named executive officers" you "considered and used as a guide" a "reference set" to ensure "that [y]our named executive officers receive competitive compensation packages." Please clarify how you used the reference set in determining compensation for your named executive officers. In your revised disclosure, please clarify:

- whether this reference set was used either wholly or in part to base, justify or provide a framework for a compensation decision; or

- whether this reference set was reviewed or considered for a more general purpose, such as to obtain a general understanding of current compensation practices.

To the extent your reference set was used for purposes of the first bullet point above, please identify the component companies of your reference set. Please see Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Elements of 2011 executive compensation, page 68

Equity incentive compensation, page 71

24. Please clarify how the amount for Mr. George's March 2011 option award was determined and how this award took into account his service at both QVC, Inc. and Liberty. Please see Item 402(b)(1)(v) of Regulation S-K.

Certain U.S. federal income and estate tax consequences, page 150

25. Please remove the term "certain" in the heading of this section as well as in all cross references to this section such as in Exhibit 8.1. Please see Section III.C.1 of Staff Legal Bulletin No. 19.

26. We note your disclosure in this section as well as Exhibit 8.1 of your filing. Please revise the last sentence of the second paragraph of this section to clearly state that the disclosure in this section is the opinion of Sherman & Howard LLC. Please see Section III.B.2 of Staff Legal Bulletin No. 19.

27. Please revise this section to:

- clearly identify each material tax consequence being opined upon;

- set forth counsel's opinion as to each identified tax item; and

- set forth the basis for the opinion.

   Please see Section III.C.1 of Staff Legal Bulletin No. 19.

28. Please revise the last paragraph on page 155 to remove the statement that this discussion is "for general information only." Please see Section III.D.1 of Staff Legal Bulletin No. 19.

Management's discussion and analysis of financial condition and results of operations – June 30, 2012, page F-2

29. Please enhance your disclosure in your Management's Discussion and Analysis to discuss current trends in the weakening European economy and the impact this may have on your liquidity, results of operations, financial condition and plans for international expansion. Please see Item 303(a) of Regulation S-K.

Results of operations, page F-3

30. Please revise your results of operations disclosures to discuss the changes in your statement of operations line items on a segmental basis. Ensure that your discussion includes an analysis of items not allocated to your segments. Alternatively, you may provide a detailed explanation as to why providing this segmental data is not material to an understanding of consolidated information. We may have further comments based on your response. See Section III.B.2 of SEC Release No 33-8350 and Section III.F.1 of SEC Release No. 33-6835.

31. Please revise your gross profit analyses on pages F-5 and F-40 to describe in greater detail the reasons for movements in your gross profit percentages. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Financial Position, liquidity and capital resources, page F-43

32. Your disclosures on pages F-44 and F-79 indicate that you made dividend payments to your parent, Liberty Interactive Corporation ("Liberty"), of $205 million during fiscal year 2011 and $1.7 billion during the current fiscal year. Please revise your disclosures to provide greater insight regarding your dividend policy with Liberty, including the regularity of your dividend payments, how those amounts are determined, and the nature of any dividend restrictions. As noted in Item 303(a)(1) of Regulation S-K, your liquidity disclosures should identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in liquidity increasing or decreasing in any material way. Your disclosures should also provide information about the quality of, and potential variability of, your cash flows, so that investors can ascertain the likelihood that past performance is indicative of future performance.

Critical accounting estimates, page F-47

Long-lived assets, page F-47

33. We note that goodwill represents approximately 40% of your total assets as of June 30, 2012. Please disclose the amount of goodwill allocated to each reportable segment as required by ASC 350-20-50-1.

Retail related adjustments and allowances, page F-48

34. We note that your inventory obsolescence reserve is calculated as a percentage of your inventory at the end of a reporting period based on various factors. Please confirm to us that your inventory reserves are relieved through income only when the inventory is sold and not based on changes in management judgment.

Consolidated statements of cash flows, page F-54

35. We note your disclosure on page F-62 that you recovered a $501 million noninterest bearing cash deposit maintained with GE Capital Retail Bank upon expiration of a revolving credit card agreement. Please tell us the specific accounting literature you relied upon to support your conclusion that it was appropriate to reflect recovery of this deposit within operating activities, as opposed to investing activities, on your statements of cash flows. We may have further comments based on your response.

36. Please tell us the nature of the items included in the "Proceeds from joint ventures and equity investees" line item and explain your basis for concluding that investing activities was an appropriate classification.

Notes to consolidated financial statements, page F-55

(1) Basis of presentation, page F-55

37. We note that you are an indirect wholly-owned subsidiary of Liberty. Please confirm that your historical statements of operations reflect all of the expenses that your parent incurred on your behalf. To the extent that any expenses have been allocated to you by your parent, please disclose the allocation method used along with management's assertion that the method used is reasonable. Since transactions with related parties are by definition not at arms-length, please disclose management's estimates of what your expenses would have been on a stand-alone basis, or tell us why such disclosure is not practicable. Please provide this disclosure for each year for which a statement of operations was required when such basis produced materially different results. See Questions 1 and 2 of SAB Topic 1B.

(2) Summary of significant accounting policies, page F-55

(j) Revenue recognition, page F-58

38. We note that you record an allowance for returned merchandise at the time revenue is recorded as a percentage of sales based on historical experience. Please clarify whether the reduction in sales is based on the gross profit of the related transactions or total estimated revenue related to estimated returns with a related credit to cost of sales. See ASC 605-15-25-1 and 605-15-45-1.

39. You disclose that you generally record revenue on a gross basis. Please tell us if you recognize any material amounts of revenue on a net basis and, if so, revise your disclosures to discuss your accounting policy. Tell us if you record the sale of the consigned products you discuss on page 56 on a net basis.

(7) Other intangible assets, net, page F-65

40. Please tell us the nature of the trademarks recorded on your balance sheet and the factors you considered in determining that they have indefinite lives. In this regard, please provide us support demonstrating there are no legal, regulatory, contractual, competitive, economic, or other factors that limit the useful life of the trademarks. See ASC 350-30-35-1 through -5.

(17) Information about QVC's operating segments, page F-77

41. We note that you derive your revenues from multiple product categories. Please revise your filing to provide the revenue disclosures by product and service group required by ASC 280-10-50-40. The amounts of revenues reported should be based on the financial information used to produce your general-purpose financial statements.

Item 22. Undertakings, page II-13

42. Please revise to provide the undertaking required by Item 512(a)(5)(ii) of Regulation S-K. The undertaking provided in paragraph (4)(i) is insufficient in this regard.

Exhibit 5.1

43. Please revise the penultimate paragraph on page 3 to specify that the opinion applies to all "Guarantors" and not just the "Guarantor."

Exhibit 5.2

44. Please revise the second sentence of paragraph A to delete the word "only." Similarly, please revise paragraph C.1 to delete the phrase "[b]ased solely on the guarantor Certificate of Existence."

45. Please revise paragraph C.1 to opine that the corporation is in "valid" existence. Please see Section II.B.1.e of Staff Legal Bulletin No. 19.

46. In the first paragraph on page 3, please revise to delete the word "solely" in the first sentence and to delete the last sentence. Please see Section II.B.3.d of Staff Legal Bulletin No. 19.

Exhibit 5.3

47. Please revise opinion paragraph 1 to delete the term "solely."

48. Please delete the third sentence of the last paragraph on page 2. Please see Section II.B.3.d of Staff Legal Bulletin No. 19.

Exhibit 99.1

49. Please delete the language in the penultimate paragraph on page 4 of the letter of transmittal requiring the noteholder to acknowledge or certify that he/she has "read" all of the terms of the exchange offer

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Michael A. George
QVC, Inc.
November 16, 2012
Page 11

       You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855, if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Staff Attorney, at (202) 551-3535, or Catherine Brown, Staff Attorney, at (202) 551-3513, or me, at (202) 551-3720 with any other questions.

                                                 Sincerely,

                                               /s/ Catherine T. Brown for

                                               Mara L. Ransom
                                             Assistant Director

cc: Jeffrey R. Kesselman